EXHIBIT 99.02

The Board resolved the appointment of senior management

Date of events: 2016/09/19

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2016/09/19

3.Name, title, and resume of the replaced person: Fu-Kuei Chung, Senior Executive Vice President of the Company; Master’s degree in Information Management from National Taiwan University.

4.Name, title, and resume of the replacement: Li-Xiu Wu, Vice President of Marketing Department of the Company; Master’s degree in Applied Mathematics from National Chiao Tung University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.Reason for the change: position adjustment

7.Effective date:2016/11/01

8.Any other matters that need to be specified: None